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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM N-8A

           Notification of Registration Filed Pursuant to Section 8(a)
                      of the Investment Company Act of 1940
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The undersigned investment company hereby notifies the Securities and Exchange
Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                      Name:
                         TH LEE, PUTNAM INVESTMENT TRUST

      Address of Principal Business Office (No. & Street, State, Zip Code):
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109

                     Telephone Number (including area code):
                                 (617) 292-1000

                Name and address of agent for service of process:
                            CHARLES A. RUYS DE PEREZ
                                 VICE PRESIDENT
                         TH LEE, PUTNAM INVESTMENT TRUST
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109

CHECK APPROPRIATE BOX:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES |X| NO |_|

                                   SIGNATURES

         A copy of the Agreement and Declaration of Trust and a copy of the First Amendment to the Agreement and Declaration of Trust of TH Lee, Putnam Investment Trust are on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that these instruments are executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of these instruments are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston, Commonwealth of Massachusetts on the 11th day of May, 2001.

                                               TH LEE, PUTNAM INVESTMENT TRUST


                                               By: /s/ Charles A. Ruys de Perez
                                                  ------------------------------
                                                  Name: Charles A. Ruys de Perez
                                                  Title: Vice President
Attest: /s/ William H. Woolverton
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       Name:  William H. Woolverton
       Title: Vice President and Clerk
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